September 15, 2009

Mr. Amit Pande
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Textron Financial Corporation
Form 10-K for the fiscal year ended January 3, 2009
Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009
Commission File No. 001-15515

Dear Mr. Pande:

This letter is in response to your comment letter dated August 31, 2009 regarding the above referenced filings.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related response.

Form 10-K for fiscal year ended January 3, 2009

Item 6. Selected Financial Data, page 13

1.
We note your presentation of “debt to tangible shareholder’s equity” on page 13 and also on page 34 of your Form 10-Q for the quarter ended June 30, 2009.  The ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent this ratio or other non-GAAP measures are disclosed in future filings with the Commission, please comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

Response:    We have historically provided the ratio of “debt to tangible shareholder’s equity” as we believe this ratio is useful to our investors and provides a more conservative metric since it excludes from shareholder’s equity intangible assets such as goodwill and excludes accumulated other comprehensive income (loss).  Since we no longer have any goodwill recorded on our balance sheet, we believe this metric is not as useful for future periods.  Accordingly, in future filings, we will replace this measure with the GAAP measure of “debt to shareholder’s equity.”  To the extent we choose to disclose any non-GAAP measures in future filings, we will comply with all the requirements in Item 10(e) of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 35

2.
We note the subtotal “(Loss) income from continuing operations before special charges and income taxes” included in your selected financial data table, consolidated statements of income, and Note 19 on the Form 10-K.  In addition, this same subtotal is presented in the consolidated statements of operations and Note 15 of the June 30, 2009 Form 10-Q.  Please tell us how you considered the guidance in Rule 5-03 of Reg. S-X and SAB Topic 5P in determining these amounts qualified as “special charges” and the presentation for a sub-total before the “(loss) income from continuing operations before income taxes” line item is in accordance with GAAP.

Response:  We agree that the sub-total “(Loss) income from continuing operations before special charges and income taxes” should be removed from the Consolidated Statement of Income, and will remove this sub-total in future filings.  For the selected financial data table and the “Financial Information about Operating Segments” note, the caption “(Loss) income from continuing operations before special charges and income taxes” represents our “Segment income (loss),” so we will change the caption accordingly in future filings.

In accordance with the FASB Accounting Standards Codification, Section 225-20-50-3, “the nature and financial effects of each event or transaction that is unusual in nature or occurs infrequently, but not both, shall be disclosed on the face of the income statement or, alternatively, in notes to the financial statements.”  We consider the charges associated with the decision to exit the non-captive portion of our business to be of an infrequent nature and have reported these special charges as separate line items on the face of our Consolidated Statements of Operations.

Note 3 – Special Charges, page 44

3.
We note $11 million of the 2008 restructuring charge related to non-cash asset impairments for an intangible asset related to a portfolio classified as held for sale and capitalized software that will no longer be utilized.  Please provide us with the following, in accordance with SFAS 142 and 144, related to the impairment charge:

o	A description of the intangible asset and capitalized software including the gross balance and accumulated amortization of each before the impairment and useful lives;
o	The amount of impairment loss recognized individually on each of the assets;
o	The method or methods of determining fair value for each used to complete the impairment test and significant assumptions utilized in the methods; and
o	The segment in which the impaired asset was reported under before the impairment charge.

Response:  The assets that were impaired in the fourth quarter of 2008 were fully written off and include the following assets:

(In millions)	Original Useful Life	Gross Asset Balance	Accumulated Amortization	Net Balance
Software for loan receivable systems	5 years	$7.7	$3.0	$4.7
Preferred provider relationship	5 years	8.3	3.7	4.6
Other assets	5-10 years	2.9	1.1	1.8
Total		$18.9	$7.8	$11.1

Due to either the specialized nature of the asset or contractual provisions preventing the transfer of the asset to a third-party, we utilized estimated undiscounted future cash flows to determine the recoverability of each of these assets and discounted future cash flows to determine the fair value of each of these assets.  As a result of our decision to exit the businesses associated with these assets, the use of each of these assets was either discontinued immediately or would be discontinued within the next six months.  Each asset with a remaining useful life was estimated to generate negative cash flows over its remaining useful life.

The software for loan receivable systems included two loan systems with a combined balance of $1.2 million in the Distribution Finance segment, one loan system with a balance of $1.0 million in the Asset-Based Lending segment and one internet-based origination system with a balance of $2.5 million in the Golf Finance segment.  The intangible asset representing a preferred provider relationship was recorded in the Distribution Finance segment. The other assets were recorded in a combination of Distribution Finance, Asset-Based Lending and the Corporate and Other segments.

Note 6 – Finance Receivables Held for Investment, page 48

4.
We note on page 50 that the total nonaccrual finance receivables increased from $79 million in 2007 to $277 million in 2008 with most of the increase in the golf finance and resort segments.  In addition, during the quarter ended June 30, 2009 total nonaccrual finance receivables increased further from $277 million to $683 million with $271 million of the increase due to the resort segment and $74 million from the captive finance segment.  In an effort to enhance the transparency in the asset quality disclosures please tell us and include in future filings the following related to significant nonaccrual finance receivables:

o	The type of collateral securing the receivable and the frequency of its valuation;
o	The amount of total credit exposure outstanding;
o	The amount of the allowance allocated to the total account; and
o	The Company’s intent to operate or sell the assets if foreclosed on and if so, the impact these operations will have on future earnings.

Response:  We do not currently have significant individual nonaccrual finance receivable concentrations.  However, we believe it would enhance the transparency in our portfolio quality disclosures to provide additional detail regarding nonaccrual finance receivables, impaired nonaccrual finance receivables and the related allowance for loan losses by segment and collateral type.  In future filings, we will disclose that the valuation of collateral supporting impaired nonaccrual finance receivables is performed quarterly and provide a table and narrative in the format demonstrated below:

		June 30, 2009			January 3, 2009
(In millions)		Nonaccrual Finance Receivables	Impaired Nonaccrual Finance Receivables	Allowance for Losses on Impaired Nonaccrual Finance Receivables	Nonaccrual Finance Receivables	Impaired Nonaccrual Finance Receivables	Allowance for Losses on Impaired Nonaccrual Finance Receivables
Segment:	Collateral Type:
Resort Finance	Notes receivable	$271	$268	$34	$78	$74	$9
	Hotels	46	46	14	—	—	—
	Resort construction	32	32	—	—	—	—
Distribution Finance	Dealer inventory	94	79	22	43	34	3
Captive Finance	General aviation aircraft	90	75	15	17	6	2
	Golf equipment	19	—	—	18	—	—
Golf Finance	Golf course property	80	80	16	107	107	25
	Marinas	8	8	—	—	—	—
Structured Capital	Auto manufacturing equipment	32	32	32	—	—	—
Corporate and Other	Other	11	9	1	14	13	4
	Total	$683	$629	$134	$277	$234	$43

The increase in nonaccrual finance receivables at June 30, 2009, compared to January 3, 2009, is primarily attributable to the lack of liquidity available to borrowers in the Resort Finance segment and a significant increase in delinquent accounts, combined with weakening aircraft values in the Captive Finance segment.  The increase in Resort Finance included one $96 million finance receivable, which is collateralized by timeshare notes receivable associated with several resorts.  The increase in nonaccrual finance receivables and the allowance for losses on impaired nonaccrual finance receivables in the Structured Capital segment is due to a $32 million automobile manufacturer lease which was fully reserved in the second quarter of 2009.

Credit exposure outstanding represents the difference between the outstanding loan balance and the present value of the expected cash flows, which includes collections from the obligor and/or proceeds from collateral liquidation using the original loan interest rate as a discount rate.  The allowance for losses balance in the preceding table represents our estimated credit exposure on impaired nonaccrual finance receivables.

Our intent to operate or sell foreclosed assets is determined at the time of foreclosure and once collection efforts from the primary creditor have been exhausted.  We determine the strategy to maximize the recovery of assets on a case by case basis based on all the facts and circumstances available at that time.  In the Form 10-Q for the quarter ended March 31, 2009, we enhanced our disclosure in Note 7 on pages 11 and 12 to separately report operating assets received in satisfaction of troubled finance receivables from other repossessed assets and properties.  We also disclosed for these operating assets that they “are assets we intend to operate for a substantial period of time and/or make substantial improvements to prior to sale.”  These operating assets are currently immaterial to our results of operations; however, if they become significant in future periods, we will provide additional disclosures regarding financial performance and operating cash flows.

Note 15 – Income Taxes, page 62

5.
We note your valuation allowance for your deferred tax asset increased in 2008 from $11 million to $27 million and the 2008 valuation allowance only covers 8% of the total deferred tax assets.  Given your losses in 2008 and in the six months ended June 30, 2009, and your ongoing exit plans from several lines of business, please explain your basis for determining the amount of valuation allowance recorded.  Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized.  Tell us the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.  Additionally, please explain to us and include in future filings the facts and circumstances in 2008 that increased the valuation allowance.  Refer to paragraphs 17-25 of SFAS 109.

Response:  Our assessment of the realizability of our deferred tax assets was consistent with our accounting policy on page 41 of the 2008 Form 10-K, which discloses the following:  “We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes in our estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.”   We believe that our net deferred tax assets will be realized based on this assessment.

Our net deferred tax assets of $304 million at December 31, 2008 was primarily comprised of temporary differences related to our valuation allowance on finance receivables held for sale ($131 million), the allowance for losses on finance receivables held for investment ($75 million), pension liability ($29 million) and foreign currency translation related to an entity in which we are no longer permanently invested ($29 million).  These assets are primarily the result of U.S. federal income tax temporary differences.

In accordance with SFAS 109, our assessment of the recoverability of the deferred tax assets primarily relied on the positive evidence we reviewed which included $227 million of U.S. federal taxable income in carryback periods, future reversals of our existing deferred tax liabilities of $641 million, which are primarily U.S. federal income tax temporary differences and the substantial length of carryforward periods compared to the anticipated reversal of our deferred tax liabilities.  We also considered negative evidence regarding our 2008 book loss, the impact of our exit plan from certain lines of business and the anticipation of future book losses.  Ultimately, the existence of taxable income in the carryback period for the significant deferred tax assets generated in 2009 and the quantity and anticipated reversal periods for our deferred tax liabilities were weighted most significantly to support our position that our net deferred tax assets were more likely than not to be realized.

In our 2009 Form 10-K, we will include the following disclosure to address the increase in our valuation allowance:

“Our valuation allowance for deferred assets increased $16 million in 2008, primarily due to the establishment of a $24 million valuation allowance related to the deferred tax asset associated with the fair value valuation allowance established for finance receivables classified as held for sale in the fourth quarter of 2008.  After considering tax planning strategies and other positive and negative evidence, we determined that it was more likely than not that the deferred tax asset related to the non-US portion of this asset would not be utilized.  This increase was partially offset by an $8 million reversal of a state income tax valuation allowance.  This reversal was attributable to the acceptance of an offer from the Internal Revenue Service (IRS) to participate in a settlement initiative related to its challenge of tax deductions taken by the Company related to certain leveraged lease transactions.  This settlement generated state taxable income in prior periods that will allow the utilization of state net operating losses for which we had previously established a full valuation allowance.”

Note 19 – Financial Information about Operating Segments, page 67

6.
We note on page 68 that your valuation allowance on finance receivables held for sale of $293 million, goodwill impairment charge of $169 million, and restructuring charges of $27 million were excluded from segment (loss) and income in 2008.  In addition, in Note 9 - Goodwill on page 52 we note your allocation of goodwill between the resort finance, asset-based lending, and aviation finance segments in 2007.  Please tell us how you considered paragraph 27 to 32 of SFAS 131 in your determination not to allocate these expenses in 2008.

Response:  In determining which expenses are allocated to our segments, we have considered the guidance provided in paragraph 29 of SFAS 131, which defines segment income (loss) as “the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.”  Our segment income (loss) excludes special charges as these charges are not considered in the evaluation of segment performance as they are beyond the control of the segment management.  The initial valuation allowance adjustment on finance receivables held for sale, the goodwill impairment charge and restructuring charges are all associated with the decision to exit the non-captive portion of our business and are considered to be of an infrequent nature and beyond control of segment management.  In future filings, we will provide the following table of special charges by segment.

	For the year ended January 3, 2009
(In millions)	Valuation Allowance on Finance Receivables Held for Sale	Goodwill Impairment	Restructuring Charges
Asset-Based Lending	$185	$43	$2
Distribution Finance	47	—	10
Golf Finance	35	—	—
Resort Finance	26	110	—
Captive Finance	—	16	4
Corporate and Other	—	—	11
Total special charges	$293	$169	$27

Form 10-Q for the quarter ended June 30, 2009

Note 6 – Finance Receivables Held for Investment, page 8

7.
We note your disclosure that you transferred $654 million and $65 million of finance receivables from held for sale to held for investment during the first and second quarters of 2009 as a result of the progress made in liquidating the portfolios and intent to hold these receivables for the foreseeable future.  We also note your disclosure on page 24 of your Form 10-K for the year ended January 3, 2009, that as a result of your exit plan, $1.7 billion of your finance receivable portfolio was classified as held for sale.  Please address the following concerning these transfers to held for investment:

o	Clarify your statement that you will be able to maximize the economic value of these receivables through orderly liquidation rather than selling the portfolios;
o	Tell us and revise future filings to disclose how you define “foreseeable future”;
o
Tell us if you believe there is a minimum amount of time you must hold the receivables for investment before you can transfer them back to held for sale.  For example, if the markets recover two months after the transfer and you can sell the receivables at a favorable price, do you believe you can transfer the loans back to held for sale at that time; and

o	Provide us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

Response:  We classify finance receivables as held for sale when we no longer have the intent to hold the finance receivables for the foreseeable future or until maturity or payoff, or when we no longer have the ability to hold the finance receivables to maturity or payoff.  Our policy for determining the classification of finance receivables as held for sale is based on a number of factors, including, but not limited to contractual duration, type of collateral, credit strength of the borrowers, the existence of continued contractual commitments and the perceived marketability of the finance receivables.  We use these factors on an ongoing basis to determine the correct balance between the acceleration of cash collections and the maximization of economic value.

In our Form 10-Q for the second quarter of 2009, we disclosed that “Following an effort to market the portfolios held for sale and the progress made in liquidating our portfolios, we believe that we will be able to maximize the economic value of a portion of the finance receivables held for sale through orderly liquidation rather than selling the portfolios.” As a result of our marketing efforts for these finance receivables, we determined that the markets for certain classes of finance receivables were illiquid and inactive during the first half of 2009.  We realized that, given market conditions, we are likely to be able to generate more cash flow from the loans’ obligors and/or the underlying collateral than from a buyer of the portfolio.  We reached this conclusion based on our evaluation of the obligors’ ability to repay the loans as compared to our evaluation of both the existence of potential buyers for these assets and market prices.  Accordingly, our intent is no longer to sell these portfolios, but to hold them for the foreseeable future.

The phrase “foreseeable future” is not defined in generally accepted accounting principles.  We believe it is very difficult to create an operational definition as it depends on the evaluation of a number of criteria, many of which are susceptible to significant change over very short periods of time.  The primary criteria we utilize to determine the period of time for our working definition of “foreseeable future” includes the following:

•	Our current business plans and strategy, including our liquidity position;
•	Economic conditions, including liquidity in the markets for each of our loan portfolios;
•	The characteristics of the loan portfolios including contractual term, amortization term and prepayment expectations; and
•	Our past practices in relation to these factors.

As a result of the significant influence of economic and liquidity conditions on our business plans, strategies and liquidity position, and the rapid changes in these and other factors we utilize to determine which assets are classified as held for sale, from September 2008 through June 2009 we interpreted foreseeable future to be a period of six to nine months.  We also believe that unanticipated changes in both internal and external factors affecting our financial performance, liquidity position or the value and/or marketability of our finance receivables could result in a modification of this assessment.

While we regularly compile forecasts for periods greater than six to nine months, from September 2008 through June 2009, these forecasts became unreliable over extremely short periods of time due to the turbulence in market conditions.  These market conditions included a widespread global recession, the disconnect between the historical relationship of the prime rate and LIBOR, the collapse of the securitization markets, the deterioration of the second tier commercial paper market, the lack of alternative sources of financing for our customers, multiple negative changes in our credit rating and severe declines in the business jet market.   All of these factors created unprecedented conditions which resulted in our inability to foresee more than six to nine months ahead when evaluating our strategies for our various loan portfolios.  We will include our current working definition of the foreseeable future in the notes to our financial statements in future filings.

When we transfer assets from held for sale to held for investment, we have determined that we now have the ability, based on an evaluation of our liquidity position, and the intent to hold them for the foreseeable future as a result of an evaluation of factors described above.  While our intention is to hold receivables classified as held for investment for the foreseeable future, we believe we may transfer receivables back to held for sale if previously unanticipated events or circumstances arise.

Note 7 – Other Assets, page 10

8.
We note your disclosure on page 10 that your impairment analysis on your operating assets received in satisfaction of troubled finance receivables includes comparing the carrying value of the asset to the estimated future undiscounted cash flows.  Please tell us how you determined that the use of the estimated future undiscounted cash flows in an appropriate valuation technique to determine the fair value of these assets.  Tell us the authoritative accounting literature you relied upon for your accounting including your consideration of paragraph 18 of SFAS 157.

Response:  We do not utilize undiscounted cash flows to determine the fair value of any of our assets.  In Note 7. “Other Assets” on page 10, we disclose the following: “The assets are measured for impairment on an ongoing basis by comparing the estimated future undiscounted cash flows to the current carrying value.  If the sum of the undiscounted cash flows is estimated to be less than the carrying value, the Company records a charge to Portfolio (losses) gains for the shortfall between estimated fair value and the carrying amount.”  We only utilize estimated future undiscounted cash flows in our test of recoverability to determine if the assets are impaired.  When an asset is determined to be impaired, these cash flows are discounted and utilized in our determination of the fair value of the assets.

In Note 9. “Fair Value of Financial Instruments” on page 14 of our Form 10-Q for the fiscal quarter ended March 31, 2009, we disclose the following: “The fair value of repossessed assets and properties and operating assets received in satisfaction of troubled finance receivables is determined based on the use of appraisals, industry pricing guides, input from market participants, the Company’s recent experience selling similar assets or internally developed discounted cash flow models.” We believe these valuation methods are consistent with paragraph 18 of SFAS 157 as they include both the market and income approach techniques.  As indicated in our response to Comment #10, we will include disclosure of the valuation techniques we utilize for these assets in future quarterly filings.

9.
Please tell us how you have complied with the disclosure requirements of paragraphs 35 to 43 of FSP SFAS 115-2/124-2, effective for interim periods ending after June 15, 2009, with respect to the unrealized losses on your investments in other marketable securities.

Response:  Our investments in marketable securities consist of debt securities issued by timeshare securitization trusts.  We evaluated these investments at June 30, 2009 and determined that the declines in fair value for these investments were not other-than-temporary.  Accordingly, as paragraphs 35 to 37 and 42 and 43 of FSP SFAS 115-2/124-2 relate to disclosures for other-than-temporary impairments, these disclosure requirements are not applicable to these investments.

Our disclosures related to these investments in accordance with paragraphs 38 to 41 of FSP SFAS 115-2/124-2 are included in two separate notes.  In Note 7. “Other Assets” we include the amortized cost basis or carrying value of $80 million in the table.  Below the table we disclose the following:  “We have classified these investments as held to maturity as management has the intent and ability to hold them until maturity.  At June 30, 2009, unrealized losses on these investments were $20 million.  These investments have been in a continuous, unrealized loss position for greater than twelve months.  These unrealized losses are the result of market yield expectations and are considered temporary due to the continued performance of the underlying collateral of the timeshare securitization trusts.”

In Note 10. “Fair Value of Financial Instruments,” the carrying value of $80 million and the aggregate fair value of $60 million are disclosed in the table on page 14 and a description of the assets and the fair value methodology is provided on page 15 under the caption “Investments in Other Marketable Securities.”

In reaching our conclusion that the investments are not other-than-temporarily impaired, we also relied on industry analyst reports, credit ratings specific to each investment and information on the delinquency, loss and payment experience of the collateral underlying the security.  We will enhance our disclosure to describe the forms of evidence utilized to support our assessment of the continued performance of the underlying collateral in future filings.

Note 10 – Fair Value of Financial Instruments, page 12

10.
Please tell us how you have complied with the disclosure requirements of paragraph 20(a) of FSP SFAS 157-4 and paragraph 9 of FSP SFAS 107-1 and APB 28-1, effective for interim periods ending after June 15, 2009, with respect to inputs and valuation technique(s) used to measure fair values of your financial assets and liabilities.

Response:  We adopted FSP SFAS 157-4 and FSP SFAS 107-1 and APB 28-1 in the second quarter of 2009 and included additional fair value disclosures in our Form 10-Q for the quarter ended June 30, 2009.  With this adoption, we added the section “Assets and Liabilities Not Recorded at Fair Value” on pages 14 and 15, which includes disclosure of the inputs and valuation techniques used to measure the fair value of our finance receivables, investments in other marketable securities and debt.

In our 2008 Form 10-K in Note 16. “Fair Value of Financial Instruments” on pages 63 to 65, we disclosed the inputs and valuation techniques used to measure the fair value of our assets and liabilities.  Since there were no changes in the methodologies used to determine fair value for these assets and liabilities during the six months ended June 30, 2009, we did not repeat these disclosures in our quarterly filings.  In future filings, we will include these disclosures in our quarterly filings.

Note 12 – Receivable Securitizations, page 18

11.
We note that you present the amount of other-than-temporary impairment (OTTI) recognized in earnings related to your retained interests in the Distribution Finance securitization in the first table on page 18.  Please tell us whether this represents the only OTTI impairment charge recognized in earnings and how your current presentation complies with paragraphs 35 to 37 and 43 of FSP SFAS 115-2/124-2.

Response:  The OTTI recognized in earnings of $26 million relates to the retained interests in the Distribution Finance securitization and represents the only OTTI charge recognized in earnings for the period.  Paragraph 43 of FSP SFAS 115-2/124-2 requires an entity to disclose a tabular rollforward of the OTTI amount related to credit losses recognized in earnings.  However, since this is the first OTTI charge recognized in earnings, we believe that we have disclosed the appropriate amounts required in Note 12. “Receivable Securitizations.”  In future filings, we will include a tabular rollforward of OTTI activity related to credit losses recognized in earnings.

We have presented the total OTTI amount with an offset for the amount recognized in Other comprehensive income in Note 12. “Receivable Securitizations.”  We have not included this presentation on the face of the statement of earnings as required by FSP SFAS 115-2/124-2 as we do not believe this represents a material amount for separate disclosure on the face of the statement.  These securities represent only 2% of our total assets and the $13 million other comprehensive income component of OTTI represents approximately 6% of total revenues for the six months ended June 30, 2009.  In addition, this component of the OTTI is insignificant in comparison to other charges and gains presented as separate income statement line items on the face of the statement such as Securitization (losses) gains of ($27) million, Portfolio (losses) gains of ($60) million, Provision for losses of $163 million and Gains on early extinguishment of debt of $39 million.

12.
We note that you formed a new Captive Finance segment by consolidating portions of the Golf Finance segment with the Aviation Finance segment.  Considering your separate presentation of the Golf Finance and Aviation Finance segments in prior reporting periods, please tell us how you determined that the new operating segment met the aggregation criteria in paragraph 17 of SFAS 131 and comprised a reportable segment under SFAS 131.

Response:  In December 2008, we announced a plan to exit all of the commercial finance business other than the portion of the business supporting the financing of customer purchases of products which Textron manufactures.  During the second quarter of 2009 and consistent with the exit plan, we realigned our internal management structure to combine responsibility for the operations that support the financing of Textron manufactured products under one Group President.  Under this new management structure, the Division President for the golf equipment portfolio now reports to the Group President for Captive Finance, who also serves as the President of our aviation finance portfolio.  The Group President of Captive Finance is now responsible for providing information to the chief operating decision maker (our President and CEO) regarding the performance of the Captive Finance segment.  Due to this change in our management structure, we formed the new Captive Finance reportable segment to reflect how we manage this business, allocate resources and measure performance.

In addition, we believe the golf equipment and aviation finance portfolios also meet the aggregation criteria in paragraph 17 of SFAS 131.  Both operations perform the same basic processes, utilizing the same loan/lease technology platform to originate and service similar product offerings of equipment loans and leases.  Both operations market their services primarily through a relationship with a Textron manufacturing segment to commercial purchasers of capital equipment.  Neither of these portfolios is subject to significant regulation.  Pricing and profitability is extremely similar due to the consideration of the direct impact of such pricing on the ultimate price a customer will pay for a Textron manufactured product.  We are currently in the process of integrating many of the operational processes related to these portfolios due to these and other similarities.

13.
Given your announcement in December 2008 of your plans to exit all of the commercial finance business other than the portion of the business supporting the financing of customer purchases of products which Textron manufactures, please tell us and revise future filings to clarify which of the reportable segments other than captive finance segment will be eventually discontinued and comply with all of the disclosures required by paragraph 18 – 20 of SFAS 146.

Response:  In our 2008 Form 10-K in Note 1 on page 39, we disclosed the following related to our exit plan:

“In October 2008, we announced that, due to market conditions, we would be exiting the Asset-Based Lending and Structured Capital segments, and several additional product lines representing approximately $2 billion in managed finance receivables.  Then, due to continued weakness in the economy and in order to address Textron's long-term liquidity position, on December 22, 2008, Textron announced a plan to exit all of the commercial finance business of Textron Financial, other than that portion of the business supporting the customer purchases of products which Textron manufactures.  The current exit plan applies to $7.3 billion of managed finance receivables within our $10.8 billion managed finance receivable portfolio.  The exit plan will be effected through a combination of orderly liquidation and selected sales and is expected to be substantially complete over the next two to four years.”

In the Form 10-Q for the second quarter ended June 30, 2009, we updated this disclosure on page 22 of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” but did not include this disclosure in the notes to the interim financial statements.  In future quarterly and annual filings until the exit activity is completed, we will include in the notes to the financial statements the description of the exit plan, including the facts and circumstances leading to the plan and the expected completion date.  The exit plan applies to all of our segments other than the Captive Finance segment.

In Note 4. “Special Charges” on page 7 of the Form 10-Q, we disclose the amounts incurred under the exit plan in the fourth quarter of 2008 and in the six months ended June 30, 2009, and included a reconciliation of the beginning and ending liability balances associated with the plan.  As the total amount expected to be incurred in connection with the exit plan is not reasonably estimable, we did not disclose this in the filing. In future filings, we will disclose the following:

“We expect to incur additional costs to exit the non-captive portion of our business over the next two to four years.  These costs are expected to be primarily attributable to severance and retention benefits and are not reasonably estimable at this time.”

In future filings, we will also provide disclosure by segment of the amount of exit costs incurred in the periods reported, the cumulative amount incurred to date, any adjustments to the liability and, to the extent determinable, the total amount of costs expected to be incurred in connection with the exit plan.

As indicated in our response to Comment #2, we agree that the costs associated with our exit plan should be included in income from continuing operations before income taxes in the income statement.  Accordingly, we will remove the sub-total “(Loss) income from continuing operations before special charges and income taxes” from the Consolidated Statements of Operations in future filings in accordance with paragraph 18 of SFAS 146.

* * * * *

In connection with our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 621-4227.

Sincerely,

/s/ Thomas J. Cullen

Thomas J. Cullen
Executive Vice President and Chief
    Financial Officer

cc: Warren R. Lyons
President and Chief Executive Officer
     Elizabeth C. Perkins
Executive Vice President, General Counsel and Secretary
     Thomas Flannery, Ernst & Young LLP
Partner